UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

SAP SE
(f/k/a SAP AG)
(Name of Issuer)

ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)

803054204
(CUSIP Number)

DECEMBER 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

∗
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803054204

1	NAMES OF REPORTING PERSONS
Dr. Hasso Plattner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
37,422,321

	6	SHARED VOTING POWER
36,856,355*

	7	SOLE DISPOSITIVE POWER
37,422,321

	8	SHARED DISPOSITIVE POWER
36,856,355*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,278,676*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
*Includes 37,939,503 ordinary shares owned by HP Endowment GmbH & Co. KG (f/k/a HP Vermögensverwaltungs GmbH & Co. KG). Dr. Plattner exercises voting and dispositive powers with respect to the ordinary shares held by such entity.

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ITEM 1(A).	Name of Issuer.

The name of the issuer is SAP SE (f/k/a SAP AG) (the “Company”).

ITEM 1(B).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.

ITEM 2(A).	Name of Person Filing.

Dr. Hasso Plattner

The foregoing person is hereinafter referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

ITEM 2(B).	Address of Principal Business Office or, if None, Residence.

Seestrasse 35-17, 14467 Potsdam, Germany

ITEM 2(C).	Citizenship.

Federal Republic of Germany

ITEM 2(D).	Title of Class of Securities.

Ordinary shares, without nominal value

ITEM 2(E).	CUSIP Number.

803054204

ITEM 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

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(g)	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3 (b) of the Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940, or

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon 1,193,649,878 ordinary shares (excluding 34,854,354 treasury shares) of the Company issued and outstanding as of December 31, 2019, as reflected in the Company’s Form 20-F, filed with the Securities and Exchange Commission on February 27, 2019, as of the close of business on December 31, 2020:

(a)	Amount beneficially owned: 74,278,676

(b)	Percent of class: 6.2%

(c) (i)	Sole power to vote or direct the vote: 37,422,321

(ii)	Shared power to vote or direct the vote: 36,856,355

(iii)	Sole power to dispose or direct the disposition: 37,422,321

(iv)	Shared power to dispose or direct the disposition: 36,856,355

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Person, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

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ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Prof. Dr. h.c. Hasso Plattner

	By:	/s/ Dr. Rouven Westphal
Dr. Rouven Westphal
Attorney-In-Fact
DR. HASSO PLATTNER

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